UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Avianca Holdings S.A.

Bogotá, June 18, 2015

In May 2015

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.3 MILLION

PASSENGERS

In May 2015, Avianca Holdings and its subsidiaries carried 2,339,309 passengers, an 11.7% increase over the same period in 2014

In May, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) carried 2,339,309 passengers, up 11.7% compared to May 2014. Capacity, measured in ASKs (available seat kilometers), increased 9.8%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.6%. The load factor for the month was 78.7%.

Domestic markets in Colombia, Peru and Ecuador

In May, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,416,539 travelers, up 13.4% compared to May 2014. Capacity (ASKs) increased 15.7%, while passenger traffic (RPKs) increased 14.8%. As a result, the load factor for the month was 73.7%.

International markets

In May, the affiliated airlines of Avianca Holdings transported 922,770 passengers on international routes, up 9.0% compared to May 2014. Capacity (ASKs) increased 8.2%, while passenger traffic (RPKs) increased 9.5%. The load factor for the month was 80.2%.

Operational Statistics	May-15	May-14	Δ YOY	YTD 2015	YTD 2014	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,339	2,095	11.7%	11,279	10,347	9.0%
ASK (mm)[2]	3,657	3,329	9.8%	17,746	16,455	7.8%
RPK (mm)[3]	2,878	2,603	10.6%	13,936	12,832	8.6%
Load Factor[4]	78.7%	78.2%	0.5pp	78.5%	78.0%	0.5pp
Domestic Market
PAX (K)[1]	1,417	1,249	13.4%	6,806	6,128	11.1%
ASK (mm)[2]	845	730	15.7%	4,029	3,500	15.1%
RPK (mm)[3]	623	542	14.8%	2,989	2,688	11.2%
Load Factor[4]	73.7%	74.2%	-0.5pp	74.2%	76.8%	-2.6pp
International Market
PAX (K)[1]	923	846	9.0%	4,474	4,219	6.0%
ASK (mm)[2]	2,812	2,599	8.2%	13,717	12,955	5.9%
RPK (mm)[3]	2,256	2,061	9.5%	10,947	10,144	7.9%
Load Factor[4]	80.2%	79.3%	0.9pp	79.8%	78.3%	1.5pp

1Pax: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2015

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs